Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 10, DATED NOVEMBER 16, 2015,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 10, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 8 dated November 2, 2015, or Supplement No. 8, and Supplement No. 9 dated November 10, 2015, or Supplement No. 9. This Supplement No. 10 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 8 and Supplement No. 9 and should be read in conjunction with the Prospectus, Supplement No. 8 and Supplement No. 9. This Supplement No. 10 will be delivered with the Prospectus, Supplement No. 8 and Supplement No. 9. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Terms used in this Supplement No. 10 and not otherwise defined herein have the same meanings as set forth in the Prospectus and any supplements thereto.

The purposes of this Supplement No. 10 is to update disclosure relating to our risk factors.

PROSPECTUS UPDATES

Risk Factors

The following disclosure is hereby inserted as a risk factor under the subheading “Risks Related to an Investment in Realty Finance Trust, Inc.” which begins on page 32 of the Prospectus.

“Recent allegations of fraudulent proxy solicitations by the dealer manager have led to the temporary suspension of a substantial portion of the dealer manager’s selling agreements with broker-dealers participating in this offering and may otherwise adversely impact the dealer manager’s ability to successfully conduct this offering.

On November 12, 2015, the Enforcement Section of the Massachusetts Securities Division filed an administrative complaint against the dealer manager alleging fraudulent behavior in connection with proxy services provided by the dealer manager to another program sponsored by the parent of our sponsor. Neither we nor our advisor is a named party in the administrative complaint. This complaint seeks, in part, the revocation of the dealer manager’s broker-dealer registration in Massachusetts. As a result of the filing of this complaint, our advisor has determined at this time that the dealer manager will no longer provide us with proxy services. Further, the dealer manager has advised us that broker-dealer firms participating in this offering which represent a significant portion of the selling group, including Cetera Financial Group and its affiliates, have suspended their selling agreements. We cannot predict the length of time these suspensions will continue, whether additional suspensions will occur or whether any broker-dealer that has suspended its selling agreement will lift the suspension. The suspension of selling agreements as well as any other consequences, such as reputational harm to the dealer manager or our sponsor, resulting from the filing of this complaint, direct or indirect, may have a material adverse effect on the amount of capital we may raise in this offering.

Failure by the dealer manager to successfully conduct this offering as a result of this complaint or for any other reason could adversely impact our ability to make distributions to stockholders and achieve our investment objectives, as well as the value of your investment in our common stock.”